




20010593

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 24040

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Financial Network

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Sawyer Road
(No. and Street)

Waltham	Massachusetts	02453-3483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul J. Ims 781.529.9118
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US, LLP
(Name – *if individual, state last, first, middle name*)

80 City Square	Boston	MA	02129
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 02 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

OATH OR AFFIRMATION

I, Paul J Ims, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Financial Network, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EMILY DENNESEN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires On
July 11, 2025

Signature

Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
Commonwealth Financial Network
(A Registered Service Mark of Commonwealth Equity Services, LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commonwealth Financial Network (the Company), a Registered Service Mark of Commonwealth Equity Services, LLC, as of December 31, 2019, and the related statements of income, changes in subordinated borrowings, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PuBlic

COMMONWEALTH *financial network*

COMMONWEALTH FINANCIAL NETWORK[SM]
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2019

(Public)

COMMONWEALTH FINANCIAL NETWORK℠
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES, LLC

CONTENTS



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
Commonwealth Financial Network
(A Registered Service Mark of Commonwealth Equity Services, LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Commonwealth Financial Network (the Company), a Registered Service Mark of Commonwealth Equity Services, LLC, as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Boston, MA
February 28, 2020

COMMONWEALTH FINANCIAL NETWORK[SM]

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

	2019
Assets	
Cash and cash equivalents	$ 49,479,488
Receivables:	
Brokers and clearing organizations	26,107,035
Employees and registered representatives	64,751,029
Other	10,316
Securities owned, at fair value	109,279,389
Property and equipment, net	2,608,981
Right of use leases, net	26,255,463
Other assets	16,716,683
Deposits with clearing organizations	50,000
Total Assets	$ 295,258,384
Liabilities and Member's Equity	
Accrued liabilities	$ 20,159,031
Accrued deferred compensation	76,057,753
Payables:	
Brokers and clearing organizations	7,474,391
Trade and reimbursements	5,235,157
Lease liabilities	26,713,070
Other liabilities	954,880
Subordinated borrowings - related parties	130,155,000
Total Liabilities	266,749,282
Commitments and contingencies (Notes 5 and 11)	
Member's Equity	
Member's Units-100 issued and outstanding	28,509,102
Total Member's Equity	28,509,102
Total Liabilities and Member's Equity	$ 295,258,384

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Commonwealth Financial Network[SM] is a Registered Service Mark of Commonwealth Equity Services, LLC (the "Company"). The Company, organized in Massachusetts and founded in 1979, has offices in Waltham, Massachusetts and San Diego, California. The Company is an independent broker/dealer and registered investment advisor that is the "home office" for its national network of independent registered representatives and independent advisor representatives. These representatives (advisors) are licensed to sell securities through the Company by the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with FINRA and with the Securities and Exchange Commission (the "SEC"). The Company is also subject to regulation by the U.S. Commodity Futures Trading Commission (the "CFTC") and the National Futures Association. The Company clears its public customer accounts on an introducing basis with National Financial Services, LLC, a Fidelity Investments Company, and other providers.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraphs (k)(2)(i) and (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

On August 1, 2017, Commonwealth Equity Services, Inc. ("Commonwealth, Inc.") underwent a corporate reorganization (the "2017 Reorganization") whereby it converted its corporate structure from a Massachusetts S-corporation into a Massachusetts limited liability company, which resulted in a name change to Commonwealth Equity Services, LLC. The 2017 Reorganization was approved by FINRA. As part of the 2017 Reorganization, the shareholders of Commonwealth, Inc. contributed all of their outstanding shares to CFN Holding Company, Inc. ("CFN Holding"), an entity newly formed as a Massachusetts S-corporation. CFN Holding received 100 units representing 100 percent ownership in the Company at the time of conversion. The rights, privileges, powers and obligations of Commonwealth, Inc. were vested in the new limited liability company as of the date of the conversion. Concurrently, CFN Holding contributed the 100 units in the Company to CFN Ventures, LLC ("Ventures"), a Delaware limited liability company, in exchange for units representing 100 percent ownership in Ventures. Ventures simultaneously contributed the 100 units in the Company to 1979 Holding Company, LLC ("1979 Holding"), a Delaware limited liability company, in exchange for units representing 100 percent ownership in 1979 Holding. As a result of these transfers, 1979 Holding is the 100% direct owner of the Company.

NOTE 1 – NATURE OF BUSINESS (CONTINUED)

On November 2, 2018, further changes were made to the corporate organization structure that changed the intermediary ownership of the Company (the "2018 Reorganization"). As a part of the 2018 Reorganization, CFN Holding converted from a Massachusetts S-corporation into a Massachusetts limited liability company, with Level Above, LLC ("Level Above"), a newly-formed Delaware single-member limited liability company, holding a 99.99% membership interest in CFN Holding and Odd Couple, Inc. ("OCI"), a newly-formed Delaware C-corporation, holding 0.01% ownership interest in CFN Holding. Both Level Above and OCI are wholly-owned by Gratitude Holdings, Inc. ("Gratitude"), a newly-formed Massachusetts S-corporation. Gratitude is under the same common ownership that CFN Holding was prior to the 2018 Reorganization and that Commonwealth, Inc. was prior to the 2017 Reorganization.

SPIN-OFF

As part of the 2018 Reorganization, Advisor360°, LLC ("A360"), a financial technology company, was formed on August 31, 2018 as a Delaware LLC and as a subsidiary of Ventures. On October 26, 2018, Ventures contributed its ownership interests in A360 to Level Above, and A360 became an indirect, majority-owned subsidiary of Gratitude. A360 was formed as a separate entity to enable the shareholders of Gratitude to accelerate advisor and back-office technology development. In connection with the formation of A360, the Company assigned and transferred certain intellectual property, trademarks, and software rights.

On April 1, 2019, the Company completed the spin-off of its remaining net assets related to its advisor-facing technology and support, when, through a series of distributions and capital contributions, the Company transferred certain assets and liabilities with a net book value of $6,170,588 to A360. On this date, approximately 220 legacy technology employees terminated employment with the Company and became employees of A360. The Company entered into a services agreement with A360 whereby A360 provides technology services to the Company and its advisors. Refer to Note 10 – Equity Option Plans, Note 12 – Related Party Transactions and Note 15 – Supplemental Disclosures to the Statement of Cash Flows for additional disclosures related to the spin-off.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require the Company make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

CONSOLIDATION

The Company applies the guidance in ASC 810, *Consolidation*, in its consolidation policy. The Company consolidates entities in which it has a controlling financial interest, as determined by evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE").

The Company is determined to have a controlling financial interest in a voting interest entity when it has ownership of a majority voting interest. If such determination is made, the entity is consolidated into the Company's financial statements.

The Company has a controlling financial interest in a VIE when it has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If both criteria are met, the Company is considered to be a primary beneficiary of a VIE and consolidates it under ASC 810.

At December 31, 2019, the Company determined that it did not have a controlling financial interest in a voting interest entity, nor was it a primary beneficiary in a VIE. Therefore, no entities were consolidated in the preparation of these financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

MEASUREMENT OF CREDIT LOSSES ON FINANCIAL INSTRUMENTS (ASC 326)

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments*. This update replaces the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model. Under CECL, entities are required to measure all expected credit losses over the remaining life of the financial assets held at the reporting date based on historical experience, current conditions, and reasonable forecasts of collectability.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Generally, the initial estimate of the expected credit losses and subsequent changes in the estimate will be reported in current period earnings and recorded through an allowance for credit losses on the balance sheet. The standard is effective for the Company's fiscal year beginning on January 1, 2020. Early adoption is permitted. The new standard will be applicable to the Company's advisor loan portfolios. Expected credit losses for these portfolios will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amounts. The guidance is not expected to have a material impact on the Company's financial statements.

CHANGES TO THE DISCLOSURE REQUIREMENTS FOR FAIR VALUE MEASUREMENT (ASC 820)

In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurement (Topic 820) — Changes to the Disclosure Requirements for Fair Value Measurement*. This update eliminates the requirement to disclose the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and modifies the disclosure requirement relating to Level 3 investments. This standard is effective for financial statements issued by all entities for annual and interim periods beginning after December 15, 2019. Early adoption of the standard is permitted. The Company is currently evaluating the potential impact of this guidance on its financial statements.

IMPLEMENTATION COSTS INCURRED IN A CLOUD COMPUTING ARRANGEMENT (ASC 350)

In August 2018, the FASB issued ASU 2018-15, *Intangibles-Goodwill and Other-Internal-Use Software (Topic 350): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract*. This update aligns the accounting for costs to implement a cloud computing arrangement that is a service with the guidance on capitalizing costs for developing or obtaining internal-use software. Specifically, the ASU amends ASC 350 to include in its scope implementation costs of a cloud computing arrangement that is a service contract and clarifies that a customer should apply ASC 350-40 to determine which implementation costs should be capitalized in a cloud computing arrangement that is considered a service contract. This standard is effective for financial statements issued by all entities for annual and interim periods beginning after December 15, 2019. Early adoption of the standard is permitted. The Company is currently evaluating the potential impact of this guidance on its financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

LEASES (ASC 842)

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The standard update was issued to increase transparency and comparability for the accounting of lease transactions. This ASU requires that, for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset ("ROU"), representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The guidance also requires enhanced disclosures regarding the amount, timing and uncertainty of cash flows arising from leases.

The Company adopted the standard in January 2019 under a modified retrospective approach. The Company determined that there was no cumulative effect adjustment to opening member's equity. Upon adoption, in accordance with the ASU, the Company elected to not reassess the lease classification or initial direct costs of existing leases, and to not reassess whether existing contracts contain a lease. The initial recognition and measurement of the right-of-use asset and lease liability were based on the present value of the Company's remaining operating lease payments. The present value was calculated utilizing secured incremental borrowing rates as of January 1, 2019. The ASU requires companies to use the discount rate implicit in the lease, or, if the rate is not readily determinable, companies need to use their incremental borrowing rates. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company used the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to its lease payments under similar terms and in a similar economic environment.

Upon adoption of the new guidance, the Company recognized right-of-use ("ROU") assets and lease liabilities on the Statement of Financial Condition related to non-cancelable operating leases in the amount of $30,967,292. The adoption of the standard did not have a material impact on the Company's results of operations or cash flows. Refer to Note 5 - Leases, for additional disclosure and significant accounting policies affecting leases.

SECURITIES OWNED

Proprietary securities transactions are reflected on a trade-date basis. The Company's proprietary security positions are recorded at fair value with the resulting net unrealized gains and losses reflected in current operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board ("FASB") ASC 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The fair values for all of the Company's financial assets are based on observable prices and inputs or short term or replaceable on demand inputs and are classified in levels 1 and 2 of the fair value hierarchy, where applicable.

See Note 4 – Fair Value Measurements for further information about fair value of Company's financial assets.

RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible; therefore, no allowance for doubtful accounts has been provided for.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company defines cash equivalents as liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of ninety days or less.

PROPERTY AND EQUIPMENT

Property and equipment are stated at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to five years, or more. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. All capitalized internal use software development costs are amortized using the straight-line method over the estimated useful life, ranging from three to five years, once placed in service.

INCOME TAXES

The Company is a single member limited liability company wholly owned by 1979 Holding, and included in the consolidated tax returns of CFN Holding. The Company is treated as a disregarded entity for federal tax purposes and is not subject to any entity level federal or state income tax. CFN Holding reports its allocable share of income from the Company and files its tax return as a partnership. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

For all open tax years and for all major taxing jurisdictions, the Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine CFN Holding's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2019.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EQUITY-BASED COMPENSATION

The Company records compensation expense based on the fair value for new awards and previously issued awards that are modified, repurchased, or cancelled after the adoption date. Such value is recorded over the requisite service period using the straight-line method.

DEFERRED COMPENSATION

The Company recognizes the obligation to provide post employment or post service compensation if the obligation is attributable to an advisors' or employees' services already rendered, advisors' or employees' rights to that compensation accumulate or vest, payment of compensation is probable, and the amount of the compensation can be reasonably estimated.

NOTE 3 - REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company recognizes revenue from contracts with customers in accordance with ASC Topic 606.

Revenue from contracts with customers includes advisory fees, commissions and other revenue. The recognition and measurement of revenue is based on an assessment of individual contract terms. Pursuant to the guidance in ASC Topic 606, the Company determines whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied to future events.

NOTE 4 – FAIR VALUE MEASUREMENTS

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Debt Securities				
Municipal Bonds	$ --	$ 8,930,478	$ --	$ 8,930,478
REITs	--	519,550	--	519,550
Mutual Funds:				
Equities	64,930,106	--	--	64,930,106
Fixed Income	34,899,255	--	--	34,899,255
Total Securities Owned	$ 99,829,361	$ 9,450,028	$ --	$109,279,389

NOTE 4 – FAIR VALUE MEASUREMENTS (CONTINUED)

Cash equivalents primarily consist of money market funds and are categorized as Level 1 on the fair value hierarchy.

Investments in mutual funds, including money market mutual funds, are generally priced at the ending net asset value (NAV) provided by the service agent of the funds. These securities are categorized as Level 1 securities.

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. Municipal bonds are categorized in Level 2 of the fair value hierarchy.

Investments in REITs are generally valued based on external broker quotes using external price/spread data. If external price data is not observable, the valuation is either based on prices of comparable securities or based on the net asset value (NAV) as published by the REIT managers. Investments in REITs are generally categorized in Level 2 or Level 3 of the fair value hierarchy.

NOTE 5 – LEASES

The Company determines if an arrangement is a lease or contains a lease at inception. The Company entered into operating leases for office space in Waltham, Massachusetts, San Diego, California and Marlborough, Massachusetts. As stated in Note 2 – Summary of Significant Accounting Policies, the Company adopted ASU 842 in January 2019, when the Company recognized ROU assets, representing the right to use the underlying asset for the lease term, and lease liabilities, representing the liability to make payments. The lease terms were determined based on the contractual maturity of the leases. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. The assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease ROU asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. The total lease cost is amortized on a straight-line basis over the lease term.

NOTE 5 – LEASES (CONTINUED)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Other information related to leases as of December 31, 2019 was as follows:

Supplemental cash flow information:		
ROU assets obtained in exchange for lease obligations:		
Operating leases	$	279,785
Weighted-average remaining lease term		
Operating leases		5.67 years
Weighted-average discount rate		
Operating leases		4.50%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Future minimum payments of lease liabilities under non-cancellable operating leases as of December 31, 2019 are as follows:

	Amount
2020	$ 5,740,566
2021	5,356,932
2022	4,778,239
2023	4,825,072
2024	4,872,134
2025	4,686,561
Total undiscounted lease payments	30,259,504
Less: imputed interest	(3,546,437)
Present value of lease liabilities	$ 26,713,067

NOTE 5 – LEASES (CONTINUED)

In 2019, The Company entered into an additional space lease for its San Diego Viewridge facility. The lease commencement date for the new space has been identified as January 1, 2020. The term of the lease is 5.25 years, with the option to renew for a specified term. The lease has been classified as an operating lease. Future minimum commitments under the lease are presented below:

		Amount
2020	$	57,622
2021		79,135
2022		81,509
2023		83,954
2024		86,473
2025		22,267
Total	$	410,960

As part of the lessor's requirement for leasing the office space in Waltham, the Company has set aside fully refundable security deposit funds totaling $3,258,897 which is included in other assets on the Statement of Financial Condition. The Company did not have any finance leases as of December 31, 2019.

NOTE 6 – RECEIVABLE BROKERS AND CLEARING ORGANIZATIONS

The Company has a margin account with its clearing firm, National Financial Services, LLC, for the purpose of buying and selling securities in the Company's inventory account. At December 31, 2019 there were trades that were pending settlement resulting in a receivable from clearing organizations of $31,004 included in the Statement of Financial Condition under receivables from brokers and clearing organizations.

As of December 31, 2019, commissions receivable from the Company's clearing firm, National Financial Services, LLC, was $21,910,400.

NOTE 7 – ADVISOR LOANS

In order to assist advisors in setting up their respective businesses, the Company makes various loans to such individuals. The loans are recorded at face value at the time the loan is made. These loans are generally forgivable over a five-year period and forgiveness is based upon the achievement of specific production levels. In some cases, loans are non-forgivable and are subject to an amortization schedule, with monthly payments of principal and interest required.

NOTE 7 – ADVISOR LOANS (CONTINUED)

The variable interest rate on advisor loans is the prime lending rate plus an additional two percent and was 6.75% at December 31, 2019. The balances of forgivable advisor loans included in employees and registered representative receivables on the Statement of Financial Condition were $48,369,509 and $15,941,588 of non-forgivable advisor loans at December 31, 2019.

The Company performs periodic credit evaluations and provides an allowance based on its assessment of specifically identified unsecured receivables and other factors, including its advisor payment history. Once it is determined that it is both probable that a loan has been impaired and the amount of the loss can reasonably be estimated, the portion of the loan balance estimated to be uncollectible is written off. As of December 31, 2019, no loans were impaired and therefore no allowance for advisor loans receivables was recorded.

NOTE 8 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at December 31, 2019:

Computers, furniture and fixtures	$ 3,686,259
Software	8,319,094
Leasehold improvements	9,093,276
	21,098,629
Less: accumulated depreciation and amortization	(18,489,648)
Property and equipment, net	$ 2,608,981

NOTE 9 – SUBORDINATED BORROWINGS - RELATED PARTIES

The direct lender, consisting of 1979 Holding, has, under all agreements, subordinated its right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordination of rights extends to CFN Holding, Gratitude and its principal shareholders who are the ultimate lenders. The subordinated borrowings are covered by agreements approved by FINRA and are thus available for computing net capital under the SEC's uniform net capital rule. The borrowings qualify as equity capital, as such term is defined.

NOTE 9 – SUBORDINATED BORROWINGS - RELATED PARTIES (CONTINUED)

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. In December 2019, 1979 Holding consolidated the subordinated note portfolio by prepaying six existing notes and simultaneously issuing two new notes. The cumulative balances of the notes did not change, and all maturities were extended to January 31, 2025. At December 31, 2019 subordinated loans totaled $130,155,000.

The interest rate on all subordinated debt is at the prime lending rate, plus an additional three percent and was 7.75% as of December 31, 2019. Subordinated loan interest is paid annually. All subordinated notes issued have a minimum interest rate of 6%. For the year ended December 31, 2019 the interest rate ranged from 7.75% to 8.5%.

NOTE 10 - EQUITY OPTION PLANS

On July 1, 2000, the Company adopted the Commonwealth Non-Qualified Stock Option Plan (the "Original Plan") designed to encourage employees to continue employment with the Company.

In connection with the 2017 Reorganization, a new Non-Qualified Stock Option Plan (the "Amended Plan) was established for CFN Holding. The Amended Plan assumed the Original Plan with all of the same terms and no modifications to existing awards.

In connection with the 2018 Reorganization, CFN Holding created the CFN Holding Company, LLC 2018 Equity Option Plan (the "Plan"), a non-qualified membership interest option plan. As of November 2, 2018, all options to acquire the authorized but unissued shares of common stock of CFN Holding were converted into options to acquire interests of members' equity of CFN Holding having the same terms as the original option. The underlying valuation methodology of existing and future options did not change as a result of the conversion to the Plan.

The Plan permits the Board of Managers of CFN Holding to grant options of CFN Holding interests to employees of CFN Holding and its subsidiaries, including the Company, up to an aggregate of 999,760 options. Substantially all current and existing options issued and outstanding are to employees of the Company. CFN Holding has the right, but not the obligation, to repurchase any interests purchased by an option holder on exercise of an option. Options granted under all Plans generally vest over a period of up to five years and expire either 10 or 25 years from the grant date.

NOTE 10 - EQUITY OPTION PLANS (CONTINUED)

In connection with the spin-off that was completed on April 1, 2019, employees of the Company who transferred their employment to A360 were required to exercise all vested options in the Company pursuant to the Plan. Upon exercise, the Company used its right to repurchase the outstanding vested options within 30 days after the employees' termination from the Company. The Company converted to liability accounting for these vested options in February 2019, when it learned of the upcoming repurchase.

The weighted average remaining contractual term in years was 16.68 for options outstanding at December 31, 2019 and 17.11 for options exercisable at December 31, 2019.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

LITIGATION AND CLAIMS

The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. ASC 450, *Loss Contingencies*, governs the recognition and disclosure of loss contingencies, including potential losses from legal and regulatory matters. ASC 450 categorizes loss contingencies using three terms based on the likelihood of occurrence of events that result in a loss: "probable" means that "the future event or events are likely to occur;" "remote" means that "the chance of the future event or events occurring is slight;" and "reasonably possible" means that "the chance of the future event or events occurring is more than remote but less than likely." Under ASC 450, the Company accrues for losses that are considered both probable and reasonably estimable. Legal fees are accrued as the services are provided. The Company may incur losses in addition to the amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable.

At December 31, 2019, the Company was the co-defendant in several lawsuits. Management believes, based on current available information, that the results of such proceedings in the aggregate will not have a material adverse effect on the Company's Statement of Financial Condition. The Company has errors and omissions insurance to protect itself from potential damages and/or legal costs associated with the aforementioned claims. There were no expenses for legal costs and potential settlements accrued for as of December 31, 2019.

NOTE 11 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

REGULATORY MATTER

On August 1, 2019, the SEC filed a Complaint against the Company alleging that the Company, in its role as a registered investment adviser for the period July 2014 through December 2018, failed to disclose material conflicts of interest related to certain revenue sharing agreements with its clearing firm. The Complaint also alleged that the Company failed to adopt and implement written policies and procedures reasonably designed to identify and to ensure the disclosure of material conflicts of interest arising from its revenue sharing agreement with its clearing firm. The Company filed an answer to the Complaint denying the SEC's allegations which set forth several factual and legal defenses as well as affirmative defenses. The Complaint does not set forth an amount with respect to disgorgement the SEC is seeking nor does it set forth the amount of the civil penalty it is also seeking. In light of the absence of specific allegations, the defenses available to the Company and the limited discovery which has been conducted to date, the Company concludes that no estimate of possible loss can be made as of the date of issuance of the Financial Statements.

DEFERRED COMPENSATION

The Company has agreements (the "Agreements") with certain employees (the "Employees") that provide for the payment of deferred compensation upon termination of employment, subject to five-year vesting schedules. Following termination of employment, each of the Employees are entitled to receive cash payments that in total equal the value of his or her vested deferred compensation as determined under terms of the Agreements. The Company began recording accrued deferred compensation expense in 2006 in accordance with the vesting schedules. In 2019, the Agreements were amended and restated such that the amended Agreements are between CFN Holding and the Employees. The underlying valuation methodology of existing and future vested deferred compensation as determined under the terms of the Agreements did not change as a result of the amendment of the Agreements. The Employees remain employed by the Company and the liabilities associated with the Agreements remain an obligation of the Company.

The Company offers a non-qualified deferred compensation plan for the purpose of attracting and retaining advisors who operate, for tax purposes, as independent contractors by allowing participating advisors to defer receipt of certain gross commissions and fees. The deferred compensation plan has been fully funded to date by participant contributions. Plan assets are invested in mutual funds and other securities, which are held by the Company in a Rabbi Trust. The cash value of the trust assets in the amount of $1,434,584 is included in other assets in the Statement of Financial Condition and corresponding deferred compensation liability for benefits accrued under the non-qualified deferred compensation plan totaled $1,434,584 at December 31, 2019.

NOTE 12 – RELATED PARTY TRANSACTIONS

CES Insurance Agency, LLC ("CESI") is an entity wholly-owned by CFN Holding that assists the Company's independent advisors in the selling of insurance-based products. The Company provides ongoing operational and marketing services to CESI at prevailing market rates. At December 31, 2019 the balance due to CESI from the Company was $170,296.

Claridge Insurance Company ("Claridge") is an insurance company owned and controlled by a holding company that, in turn, is owned by ultimate shareholders of the Company and controlled by a principal officer of the Company. The Company pays premiums, at market rates, to Claridge on a monthly basis in exchange for errors and omissions coverage of up to $2,000,000 per occurrence. For the year ending December 31, 2019 the Company paid Claridge a total of $4,000,000 in premiums. There were no amounts due to or from Claridge at December 31, 2019.

In connection with the spin-off that was completed on April 1, 2019, the Company and A360 finalized a transition services agreement ("TSA") under which the Company paid a monthly fee for technology services provided by A360. The agreed upon fee was determined using an approximation of licensing software fees charged to an unrelated third party on a per user basis. In addition, the Company made short-term cash advances to A360, resulting in a receivable from A360 in the amount of $13,587,369 originally included in other assets in the Statement of Financial Condition. This amount was subsequently distributed to Gratitude in November 2019. As a result of the distribution, there were no amounts due to or from A360 to the Company at December 31, 2019. Refer to Note 15 – Supplemental Disclosures to the Statement of Cash Flows for additional disclosure.

NOTE 13 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $58,075,516 which was sufficient to meet the required net capital of $7,357,849. The Company's net capital ratio as of December 31, 2019 was 1.90 to 1.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain adjusted net capital equivalent to the greater of $45,000 or net capital required by SEC Rule 15c3-1. The Company met this net capital requirement as of December 31, 2019.

NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company introduces all customer transactions in securities traded to another firm on a fully disclosed basis. The agreements between the Company and its clearing firms provide that the Company is obligated to assume any exposure related to non-performance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties can be directly impacted by volatile trading markets which may impair the ability of the customer or counterparty to satisfy their obligations to the Company.

In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers and counterparties to maintain collateral in compliance with regulatory requirements, guidelines of the Company's clearing firms and industry standards.

NOTE 15 – SUPPLEMENTAL DISCLOSURES TO THE STATEMENT OF CASH FLOWS – SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

For the year ended December 31, 2019, the Company distributed the following assets and liabilities, at net book value, to its sole member:

Asset (Liability)	Amount	Date
Property and equipment, net	$ 8,137,103	April 1, 2019
Accrued liabilities	(1,966,515)	April 1, 2019
Advances to affiliate - see note 12	13,587,369	November 18, 2019
Deferred tax asset	2,968,121	December 5, 2019
Total non-cash distributions	$ 22,726,078	

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

In February 2020, the Company's management commenced negotiations with One Ten Investors, LLC, on the renewal of the Company's San Diego 110 Plaza office operating lease. The Company will record an additional ROU asset and lease liability as soon as it is reasonably certain that the renewal option will be exercised.

The Company conducted a review for subsequent events and determined that no other subsequent events had occurred that would require accrual or additional disclosures.